October 29, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Joseph S. Klimek
President & Chief Executive Officer
Startech Environmental Corporation
15 Old Danbury Road, Suite 203
Wilton, CT 06897-2525


Re: 	Startech Environmental Corp.
	Form S-1
		File No. 333-119668

Dear Mr. Klimek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Introduction; page 1

1. In your introduction you state that there are up to 8,765,780 shares of common stock covered by the registration statement and 1,940,000 shares issuable pursuant to warrants. On pages six and fifty-four, however, you state that there are 1,940,522 shares issuable upon exercise of warrants to purchase shares of common stock. This discrepancy also affects the aggregate number of shares registered for resale stated on pages six and fifty-four. Please reconcile these statements.

Selling Security Holders; page 50

2. Please state whether any of the selling security holders, other than Mr. Rennie, is a broker-dealer or an affiliate of a broker-dealer.

3. In the chart on page 50, there is an extra zero in the number of shares John Celentano will own after the offering. Please revise.

Plan of Distribution; page 52

4. Your registration statement covers shares of common stock, warrants, and shares of common stock issuable upon exercise of the warrants on behalf of the selling security holders, but does not cover the exercise of warrants by the purchasers to whom your current security holders propose to sell.  Please revise your disclosure to
cover these purchasers.  See Securities Act   2(a)(3).


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with questions.



			Sincerely,




			Pamela Ann Long
					Assistant Director


cc:	Scott S. Rosenblum, Esq. (via facsimile 212/715-8411)
Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, NY 10022
Joseph S. Klimek
Startech Environmental Corp.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE